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                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                               SCHEDULE 13D/A


                Under the Securities Exchange Act of 1934

                             (Amendment No. 1)



                          Mid-Iowa Financial Corp.
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                             (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
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                       (Title of Class of Securities)


                              59540A 10 0
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                            (CUSIP Number)


                            Kevin D. Ulmer
                        c/o Mid-Iowa Financial Corp.
                        123 West Second Street North
                            Newton, Iowa  50208
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               (Name, address and telephone number of person
              authorized to receive notices and communications)



                            February 17, 1997
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      (Date of event which requires filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]
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CUSIP No. 59540A 10 0    13D/A

1.   Name of reporting person:  Kevin D. Ulmer
     SSN of reporting person:  ###-##-####

2.   Check the appropriate box if a member of a group:
        (a)  [   ]
        (b)  [   ]

3.   SEC use only:



4.   Sources of funds:  PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e):  [   ]

6.   Citizenship or place of organization:  United States of
                                            America

Number of       7.    Sole Voting Power:        81,476
shares
beneficially    8.    Shared Voting Power:      27,660
owned by
each            9.    Sole Dispositive Power:   81,476
reporting
person with    10.    Shared Dispositive Power: 27,660

11.  Aggregate amount beneficially owned by each reporting
     person:  174,136

     (includes 65,000 shares deemed owned under Rule 13d-3(d))

12.  Check box if the aggregate amount in Row 11 excludes certain
     shares:  [   ]

13.  Percent of class represented by amount in Row 11:  10.0%

14.  Type of reporting person:  IN
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Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $.01 par value (the "Common Stock"), of Mid-Iowa Financial Corp. ("Mid-Iowa"), Newton, Iowa, a savings and loan holding company with its main office located at 123 West Second Street North, Newton, Iowa 50208.


Item 2.  Identity and Background.

    (a)  Name:  Kevin D. Ulmer

    (b)  Business Address:  123 West Second Street North,
                            Newton, Iowa  50208

    (c)  Principal Occupation:  President and Chief Executive
         Officer of Mid-Iowa.

    (d)  Criminal Proceeding Convictions:  None

    (e)  Securities Laws Proceedings:  None

    (f)  Citizenship:  United States of America


Item 3.  Source and Amount of Funds or Other Consideration.

The reporting person acquired beneficial ownership of 174,136 shares as follows:

Mr. Ulmer acquired 81,476 shares directly owned by him, his wife acquired 4,844 shares directly owned by her, and Mr. Ulmer's minor children acquired 3,616 shares directly owned by them in open market purchases. Such purchases were obtained with personal funds.

On February 17, 1997, options to purchase 17,000 shares of Common Stock were granted to Mr. Ulmer under Mid-Iowa's 1992 Stock Option and Incentive Plan (the "1992 Option Plan"). On that date, options to purchase 48,000 shares of Common Stock were granted to Mr. Ulmer under the Mid-Iowa 1997 Stock Option Plan (the "1997 Option Plan"). All 65,000 shares may be acquired within 60 days of the date of this statement upon the exercise of such options.

This amount also includes 19,584 restricted shares awarded to Mr. Ulmer under Mid-Iowa's Management Recognition and Retention Plan and Trust (the "MRP"), all of such shares are vested and were acquired without payment therefor.
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These shares also include 9,600 shares held by Profit Sharing
Plan of Mid-Iowa Savings Bank, F.S.B. (the "Bank"), a subsidiary of Mid-Iowa, and 9,600 shares held by the Bank's Retirement Plan, for which Mr. Ulmer is one of three trustees.

Item 4.  Purpose of Transaction.

The shares covered by this statement are being held for investment purposes. Depending upon a continuing assessment and upon future developments, the reporting person may determine, from time to time or at any time, to purchase additional shares of Mid-Iowa for investment or dispose of shares of Mid-Iowa Common Stock. As President and Chief Executive Officer of Mid-Iowa, Mr. Ulmer regularly explores potential actions and transactions which may be advantageous to Mid-Iowa, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of Mid-Iowa. Except as noted above with respect to Mr. Ulmer's activities on behalf of Mid-Iowa, Mr. Ulmer has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of Mid-Iowa, or the disposition of securities of Mid-Iowa;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Mid-Iowa or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of Mid-
     Iowa or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of Mid-Iowa, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of Mid-Iowa;

(f) Any other material change in Mid-Iowa's business or corporate structure;

(g) Changes in Mid-Iowa's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Mid-Iowa by any person;
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(h)  Causing a class of securities of Mid-Iowa to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Mid-Iowa becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Ulmer beneficially owns an aggregate of 174,136 shares constituting 10.0% of the total shares of Mid-Iowa Common
     Stock issued and outstanding as of the date of this statement.

(b) Mr. Ulmer has sole voting power and dispositive power over 81,476 shares.

     Mr. Ulmer has shared voting and dispositive power with: (a) the other two trustees of the Bank's Profit Sharing Plan and the Bank's Retirement Plan, which hold 9,600 and 9,600 shares, respectively; (b) 4,844 shares held by Mr. Ulmer's spouse; and (c) 3,616 shares held by Mr. Ulmer's minor children.

     Mr. Ulmer has no voting or dispositive power with respect to options to purchase 65,000 shares underlying options granted under the 1992 Option Plan and the 1997 Option Plan which may be acquired within 60 days of the date of this statement. Upon Mr. Ulmer's exercise of such options, he would have sole voting and dispositive power over such shares.

(c) On February 17, 1997, Mr. Ulmer was granted an award of options to purchase 17,000 shares of Common Stock under the 1992 Option Plan and was granted an award of options to purchase 48,000 shares of Common Stock under the 1997 Option Plan. The options granted pursuant to the 1992 Option
     Plan and 1997 Option Plan were immediately and fully exercisable as of February 17, 1997 at a per-share exercise price equal to the fair market value of one share of Common Stock determined as of February 17, 1997, in accordance with the terms of each plan.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Ulmer.

(e)  Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ulmer and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Mid-Iowa Common Stock beneficially owned by Mr. Ulmer is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.    Material to be Filed as Exhibits.

None.
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                           SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 1997         /s/ Kevin D. Ulmer
                                ----------------------------
                                Kevin D. Ulmer